FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Kustoff Marc	2. Date of Event Requiring Statement (Month/Day/Year) March 10, 2003	4. Issuer Name andTicker or Trading Symbol Dendrite Internatinal, Inc. (“DRTE”) Nasdaq National Market
(Last) (First) (Middle) c/o Dendrite International, Inc. 1200 Mount Kemble Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

5. Relationship of Reporting Person(s) to Issuer
                      (Check all applicable)
 [_]  Director                       [_]  10% Owner
 [X]  Officer (give Below)    [_]   Other (specify title below)

     Senior Vice President and
Chief Technology Officer
6. If Amendment, Date of Original (Month/Year) March 18, 2003
(Street) Morristown, NJ 07960		7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr.4)	2.Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	3,251	D	ESPP(1)

Explanation of Responses:

(1) Such shares of Common Stock of the Issuer were purchased pursuant to and are held in the Issuer’s Employee Stock Purchase Plan. Information presented as of January 31, 2003.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB Number.	(Over) SEC1473 (7-02)

FORM 3 (continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.4)	2.Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities UnderlyingDerivative Security(Instr. 4)		4. Conver- sion or Exercise Price of Deri -vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- Date	Title	Amont or Number of Shares
Options to Buy	(1)	11/15/10	Common Stock	225,000	$20.00	D
Options to Buy	(2)	10/1/11	Common Stock	30,000	$7.94	D
Options to Buy	(1)	2/6/12	Common Stock	36,500	$12.01	D
Options to Buy	1/1/07	2/6/13	Common Stock	70,000	$7.75	D
Options to Buy	(3)	1/30/13	Common Stock	2,500	$6.81	D

Explanation of Responses:

(1)  Such options become exercisable as follows: 25% on first anniversary of the date of grant, and the remaining 75% shall become exercisable pro-rata on a monthly basis for the three years thereafter.

(2)  20,000 options are currently exercisable. Remaining 10,000 options to vest on December 31, 2004.

(3)  Stock options granted in connection with the Stock Ownership Incentive Program subject to stated conditions. 50% of the options will vest on January 30, 2004 and 50% will vest on January 30, 2005.

	MARC KUSTOFF **Signature of Reporting Person	April 14, 2003 Date
** Note:

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

File three copies of this Form, one of which must be manually signed.If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2